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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of January, 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:      X                  Form 40-F:
                     -------                           -------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:                       No:       X
               -------                     -------






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         On or about December 13, 2001, the Registrant distributed a press release concerning the Registrant's disposal of Sammic SA. On or about January 16, 2002, the Registrant distributed a press release concerning the Registrant's trading statement. Both press releases follow.

                        ENODIS plc DISPOSAL OF SAMMIC SA

LONDON, Dec. 13 /PRNewswire/ -- Enodis plc, the world's leading food equipment manufacturer, announces that on December 13, 2001 it reached agreement to sell Sammic SA and its subsidiaries ("Sammic") for a gross consideration of 22.2 million Pounds Sterling. The net cash consideration, which will be used by Enodis plc to reduce debt, is 20 million Pounds, after repayment of 2.2 million Pounds inter-company balance due to Sammic.

Sammic, a Spanish based manufacturer of food equipment, is being purchased through a management buy-out backed by 3i and funds associated with 3i and other financial co-investors.

As at September 29, 2001, Sammic had a net asset value of 7.5 million Pounds (excluding 9.6 million Pounds goodwill). In the 12 months to September 29, 2001, the business contributed 16.2 million Pounds to Group sales and 4.3 million Pounds to operating profit. Its manufacturing facilities are based in Azpeitia, northern Spain.

Commenting on the agreed sale, Andrew Allner, Chief Executive Officer, said:

"This transaction demonstrates our strategy to reduce debt and improve the focus on our core businesses. Sammic's range of lighter products is no longer central to our future.

"Our aim is to consolidate and extend our position as the world's leading manufacturer of heavy core commercial food equipment through product, distribution and service excellence."

This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.



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                         TRADING STATEMENT - ENODIS plc


LONDON, Jan. 16 /PRNewswire-FirstCall/ -- Enodis plc will make the following statement at its Annual General Meeting later today.

Trading Update

Group performance for the first quarter of the financial year ending September 28, 2002 is in line with the Board's expectations at the time of the preliminary announcement of results for the year ended September 29, 2001, made in November 2001.

In the Global Food Service Equipment Group we continue to focus on gaining market share. As we had anticipated, the market has declined further and pricing pressures have intensified. However, we have recognized the benefit of cost savings previously announced.

The Food Retail Equipment Group is still experiencing very difficult market conditions for display cases and systems in North America. However, this has been offset in part by the benefit of a stronger performance in our panel and walk-in business. Overall, the operating profit of this Group for the quarter is, as expected, significantly short of that of the previous year.

Debt

Net debt at December 31, 2001 was approximately 376m pounds sterling, compared to 365.9m pounds at September 29, 2001. The increase reflects foreign exchange movements, the final payment of the Bomar litigation settlement and other prior year exceptional costs, and normal seasonal working capital movements, largely offset by the net proceeds from the 20m pounds disposal of Sammic. The Board remains committed to reducing the level of debt.

Outlook

As we had anticipated, the trading climate has become more difficult following the events of September 11, 2001 and current order levels reflect this further deterioration in markets. The results for the half year will also reflect the disposal of Sammic, and the absence of certain non-recurring property profits included in the prior year results of our European businesses.

The Board's expectations for the full year are as they were at the time of our November announcement.

Planned management actions to reduce costs further are being implemented and are delivering the anticipated savings. Furthermore, we continue to pursue market share gain opportunities afforded by our scale, broad product range, technology, and industry relationships.

We believe that the long-term characteristics of our industry are attractive, and that we have a powerful strategy, which will leave Enodis well positioned for market recovery.


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This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors. Factors that could cause the Company's results to differ materially from its expectations include: the Company's susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realize cost savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form 20-F filed with the SEC.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ENODIS PLC


January 23, 2002                     By: /s/ Stuart Miller
                                        ------------------------------
                                        Name:    Stuart Miller
                                        Title:   Chief Financial Officer - Group